AMENDING AGREEMENT
This Amending Agreement (this “Amending Agreement”) is made as of the day of November 13, 2018 between BROAD-OCEAN MOTOR (HONG KONG) CO. LIMITED (“Broad-Ocean”) and BALLARD POWER SYSTEMS INC. (“Ballard” and together with Broad-Ocean, the "Parties").
WHEREAS:

A.	Broad-Ocean and Ballard are parties to an investor rights agreement dated July 26, 2016 (the "Original Agreement");

B.
Ballard has entered into a subscription agreement with Weichai Power Co., Ltd. ("Weichai") under which Weichai intends to purchase a sufficient number of Common shares in the capital of Ballard ("Common Shares") as would result in it holding 19.9% of the outstanding Common Shares (the "Weichai Placement");

C.
Pursuant to a subscription agreement dated August 29, 2018 between Broad-Ocean and Ballard (the “Subscription Agreement”), Broad-Ocean has subscribed for such additional Common Shares as would result in it owning, together with the Common Shares previously purchased by Broad-Ocean after giving effect to the Weichai Placement and the subscription under the Subscription Agreement, 9.9% of the total issued and outstanding Common Shares of Ballard (the "Subscription"); and

D.
As a condition to closing of the Subscription, Broad-Ocean and Ballard agreed to amend the Original Agreement to apply certain restrictions on dispositions on the Common Shares acquired pursuant to the Second Placement and extend the restrictions on acquisitions in of the Original Agreement for a period of two years from the date of this Amending Agreement, all pursuant to and in accordance with the terms of this Amending Agreement.

NOW THEREFORE in consideration of the mutual covenants and promises herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Capitalized terms used in this Amending Agreement that are not otherwise defined will have the meanings given to them in the Original Agreement.

2.	New defined terms are added to Section 1.1 of the Original Agreement as follows:
“Amended Investor Rights Agreement” means the investor rights agreement made between Broad-Ocean and Ballard dated July 26, 2016 as amended by the amending agreement dated November 13, 2018.”
"Amendment Date" means November 13, 2018.
"Second Placement" means the purchase of Common Shares by Broad-Ocean under the subscription agreement dated August 29, 2018 between Broad-Ocean and Ballard.

3.	References to "Closing Date" in each of Sections 3.1(1), 3.2(1), 3.2(2) and 3.2(3) of the Original Agreement is deleted and replaced with "Amendment Date".

4.	References to "Placement" in Section 3.1(1) of the Original Agreement is deleted and replaced with "Second Placement".

5.	The second sentence of Section 3.1(1) of the Original Agreement be deleted and replaced with the following:
“Notwithstanding the above, the restriction on Broad-Ocean set out above will not apply (i) to a sale, transfer or disposition pursuant to any plan of arrangement, re-organization, amalgamation, takeover bid, merger or other similar combination transaction where an officer to purchase or exchange or reorganize the Voting Shares has been made to all shareholders of the Corporation by a third party or involves all the Voting Shares; or (ii) such trade is to an affiliate of the Subscriber and such affiliate expressly agrees in writing to be bound by the terms of the Amended Investor Rights Agreement, and such trade is made in accordance with applicable securities laws; or (iii) if a proceeding is commenced against or involving the Corporation under the Bankruptcy and Insolvency Act or the Companies’ Creditors Arrangement Act or any similar legislation; or (iv) if the Corporation has received notice from any securities regulatory authority that the Voting Shares will be permanently cease-traded within a specified period.”

6.	Section 3.3 of the Original Agreement be deleted and replaced with the following:
“Section 3.3 Standstill Covenant.
For a period of two (2) years from the Amendment Date, neither Broad-Ocean nor its affiliates shall in any manner, directly or indirectly, alone or jointly or in concert with any other person, without the prior written consent of Ballard make any acquisition of any Voting Shares or rights or options to acquire any Voting Shares if following any such acquisition, Broad-Ocean would, in the aggregate directly or indirectly beneficially own 20% or more of the Voting Shares or shares to which are attached 20% or more of the voting rights attaching to all Voting Shares of Ballard.”

7.
On and after the date of this Amending Agreement, any reference to “this Agreement” in the Original Agreement and any reference to the Original Agreement in any other agreement will mean the Original Agreement as amended by this Amending Agreement. Except as specifically amended by this Amending Agreement, the provisions of the Original Agreement remain in full force and effect.

8.
This Amending Agreement becomes effective when executed by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their perspective successors, legal representatives and permitted assigns.

9.	This Amending Agreement shall be governed by, including as to validity, interpretation and effect, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

10.
This Amending Agreement and the Original Agreement shall be read and construed together as if they constituted one document, provided that if there is any inconsistency between the Original Agreement and the provisions of this Amending Agreement, the provisions of this Amending Agreement shall govern.

11.
This Amending Agreement may be executed and delivered in any number of counterparts, which may be executed and delivered by facsimile transmission or electronically in PDF or similar secure format, and it will not be necessary that the signatures of all Parties be contained on any counterpart. Each counterpart will be deemed an original and all counterparts together will constitute one and the same document.

[Signature page follows]

IN WITNESS WHEREOF the Parties have caused this Amending Agreement to be executed by their duly authorized representatives as of the date first above written.

BROAD-OCEAN MOTOR (HONG KONG) CO. LIMITED.	BALLARD POWER SYSTEMS INC.
By:	By:
Its:	Its:
By:
Its:

Signature Page to Amending Agreement